Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Dune Acquisition Holdings II LLC

Address of Joint Filer:	c/o Dune Acquisition Corporation II 700 S. Rosemary Avenue, Suite 204 West Palm Beach, Florida 33401

Relationship of Joint Filer to Issuer:	10% Owner Director (Director by Deputization).
Mr. Glatt serves as a Director of the Issuer.
Dune Acquisition Holdings II LLC may be deemed
a director by deputization as a result of such service
of Mr. Glatt.

Issuer Name and Ticker or Trading Symbol:	Dune Acquisition Corporation II [IPOD]

Date of Event Requiring Statement:

(Month/Day/Year):	05/06/2025

Name of Joint Filer:	Carter Glatt

Address of Joint Filer:	c/o Dune Acquisition Corporation II 700 S. Rosemary Avenue, Suite 204 West Palm Beach, Florida 33401

Relationship of Joint Filer to Issuer:	10% Owner, Officer (Chief Executive Officer) and Director

Issuer Name and Ticker or Trading Symbol:	Dune Acquisition Corporation II [IPOD]

Date of Event Requiring Statement:	05/06/2025

Month/Day/Year):